[redacted]

SECURIT 12010008 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 05743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/10 (MM/DD/YY) AND ENDING 11/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quincy Cass Associates, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulveard, Suite 1450
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Ravitz 310-473-4411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/27/12

OATH OR AFFIRMATION

I, Joel Ravitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quincy Cass Associates, Incorporated, as of November 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORENA ARVIZU
Commission # 1862674
Notary Public - California
Los Angeles County
My Comm. Expires Aug 24, 2013

Signature

CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, CA 90025

I have audited the accompanying statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2011 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 17, 2012

QUINCY CASS ASSOCIATES, INCORPORATED

Statement of Financial Condition
November 30, 2011

ASSETS

Cash and cash equivalents	$	500,940
Receivable from clearing		12,402
Accounts receivable		34,909
Clearing deposit		50,000
NASDAQ common shares, at fair market value		21,000
Fixed assets		
net of accumulated depreciation of $386,892		20,168
Other assets		127,696
Total assets	$	767,115

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		102,823
Commissions payable		3,164
Payable to clearing organizations		2,278
Total liabilities		108,265

STOCKHOLDERS' EQUITY:

Common stock - Series A, no par value. 300 shares authorized, 201 shares issued, and outstanding		1,407
Common stock - Series B, no par value. 300 shares authorized, 38.24 shares issued, and outstanding		325,000
Additional paid in capital		35,530
Retained earnings		296,913
Total stockholders' equity		658,850
Total liabilities and stockholders' equity	$	767,115

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Statement of Income
For the year ended November 30, 2011

REVENUES:	
Commissions	$ 474,674
Mangement fee income	225,902
Management advisory fees	327,647
Interest and dividend income	37
Other income	3,816
Total income	1,032,076
EXPENSES:	
Commissions	64,257
Clearing charges	42,988
Employee compensation and benefits	422,962
Legal and professional	117,338
Occupancy	113,629
Other operating expenses	196,684
Total expenses	957,858
INCOME BEFORE INCOME TAXES	74,218
INCOME TAX PROVISION (Note 2)	
Income tax expense	16,760
NET INCOME	$ 57,458

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Statement of Stockholders' Equity
For the year ended November 30, 2011

	Common Stock Series A	Common Stock Series B	Additional Paid-in-capital	Retained Earnings	Total Stockholder's Equity
Balance December 1, 2010	$ 1,407	$ 325,000	$ 35,530	$ 239,455	$ 601,392
Net income				57,458	57,458
Balance November 30, 2011	$ 1,407	$ 325,000	$ 35,530	$ 296,913	$ 658,850

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Statement of Cash Flows
For the year ended November 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 57,458
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,375
(Increase) decrease in:	
Receivable from clearing	(12,402)
Accounts receivable	(34,909)
Clearing deposit	9,896
NASDAQ common shares, at fair market value	(3,824)
Other assets	23,412
Increase (decrease) in:	
Accounts payable	80,110
Commissions payable	2,829
Payable to clearing organization	(132)
Total adjustments	72,355
Net cash provided by operating activities	129,813
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(11,359)
Net cash used in investing activities	(11,359)
Increase in cash	118,454
Cash-beginning of period	382,486
Cash-end of period	$ 500,940
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

Summary of significant accounting policies

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended November 30, 2011.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files a consolidated tax return with its subsidiaries. Income taxes are calculated for the Company as a stand alone entity. The Company recognized and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

Securities Owned

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them. The balance at November 30, 2011, includes interest earned for a deposit total of $59,896.

Note 3: EQUIPMENT, NET

Fixed Assets as of November 30, 2011 consists of the following:

		Life in years
Fixed Assets	$ 407,060	5
Less accumulated depreciation	(386,892)	
	$ 20,168	

Depreciation expense for the year ended November 30, 2011, is $7,375.

QUINCY CASS ASSOCIATES, INCORPORATED

Notes to Financial Statements
November 30, 2011

Note 4: INCOME TAXES

The income tax benefit at November 30, 2011 consists of the following:

Federal	$ 75,033
California	18,773
Total Income Tax Benefit	$ 93,806

The income tax benefit is included with other assets.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has an operating lease covering its offices through June 30, 2013. Gross monthly rent for the first year is 9,292 with a three percent increase each year. Minimum future rental commitments are:

Year Ending	Amount
November 30, 2012	116,400
November 30, 2013	69,076

On October 6, 2010, the Company was named as a respondent in an arbitration proceeding initiated by a former customer and third-party respondents. The claimants allege breach of fiduciary duty, suitability, negligence, and failure to supervise. The claimant is seeking unspecified damages. The arbitration proceeding was held in November, 2011, but no decision has been rendered. Legal counsel believes the likelihood of an unfavorable outcome is remote. The arbitration panel has issued an order asking the Company to submit a request for reimbursement of attorney's fees. Legal counsel believes the Company has a chance of obtaining reimbursement of legal fees. These financial statements contain no adjustments for any possible outcomes of these matters.

Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2011 the Company had net capital of $463,250, which was $363,250 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness ($108,265) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

QUINCY CASS ASSOCIATES, INCORPORATED
Statement of Net Capital
Schedule I
For the year ended November 30, 2011

	Focus 11/30/11	Audit 11/30/11	Change
Stockholders' equity, November 30, 2011	$ 658,850	$ 658,850	$ -
Subtract - Non allowable assets:			
Accounts receivable	34,909	34,909	-
Equipment, net	20,397	20,168	229
Other assets	127,467	127,696	(229)
Tentative net capital	476,077	476,077	-
Haircuts	13,056	13,056	-
NET CAPITAL	463,021	463,021	-
Minimum net capital	100,000	100,000	
Excess net capital	$ 363,021	$ 363,021	-
Aggregate indebtedness	108,265	108,265	-
Ratio of aggregate indebtedness to net capital	0.23%	0.23%	

The differences were due to year end adjustment for accumulated depreciation and additional accruals at November 30, 2011.

The accompanying notes are an integral part of these financial statements

QUINCY CASS ASSOCIATES, INCORPORATED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2011

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2011

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Nov 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-005743 FINRA NOV 12/30/1970
QUINCY CASS ASSOCIATES INC
11111 SANTA MONICA BLVD STE 1450
LOS ANGELES, CA 90025-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,457

B. Less payment made with SIPC-6 filed (exclude interest) (1,097)

06-01-2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,360

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,360

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,360

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quincy Cass Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 19th day of December, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Dec 1, 2010 and ending Nov 30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,032,076
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	- 0 -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	42,988
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,816
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,520	
Enter the greater of line (i) or (ii)	2,520
Total deductions	49,324
2d. SIPC Net Operating Revenues	$ 982,752
2e. General Assessment @ .0025	$ 2,457 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, CA 90025

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended November 30, 2010, which were agreed to by Quincy Cass Associates, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quincy Cass Associates, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quincy Cass Associates, Incorporated's management is responsible for Quincy Cass Associates, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended November 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 17, 2012

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, CA 90025

In planning and performing my audit of the financial statements of Quincy Cass Associates, Incorporated for the year ended November 30, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Quincy Cass Associates, Incorporated including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Quincy Cass Associates, Incorporated
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 17, 2012

QUINCY CASS ASSOCIATES, INCORPORATED

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
NOVEMBER 30, 2011

QUINCY CASS ASSOCIATES, INCORPORATED

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accountant		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 10
Supplementary Information		
Schedule I	Statement of Net Capital	11
Schedule II	Determination of Reserve Requirements	12
Schedule III	Information Relating to Possession or Control	12
Schedule IV	SIPC Form 7	13-14
	Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15
Report of Independent Registered Public Accountant on Internal Control Structure required by SEC Rule 17a-5		16 - 17